Quality Distribution, LLC

QD Capital Corporation

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

June 22, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quality Distribution, LLC

QD Capital Corporation

Registration Statement on Form S-4, filed April 15, 2011, as amended by Amendment No. 1 to Registration Statement on Form S-4, filed May 24, 2011 and Amendment No. 2 to Registration Statement on Form S-4, filed June 13, 2011

File No. 333-173556

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Quality Distribution, LLC, a Delaware limited liability company (“QD LLC”), and QD Capital Corporation, a Delaware corporation (“QD Capital” and together with QD LLC, the “Issuers”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 3:00 p.m. (ET) on June 24, 2011, or as soon thereafter as practicable.

In connection with this request for acceleration, the Issuers acknowledge that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-captioned Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,

QUALITY DISTRIBUTION, LLC

By:	/s/ Joseph J. Troy
Joseph J. Troy
Executive Vice President and Chief Financial Officer

QD CAPITAL CORPORATION

By:	/s/ Joseph J. Troy
Joseph J. Troy
Executive Vice President and Chief Financial Officer

[SEC Acceleration Request Letter]